					Exhibit 99
Impact of Money Market Fund Support on Operating Results
September 30, 2008 Quarter to Date & Cumulative to Date as of 9/30/08
Estimated and Unaudited
					Quarter to Date as of 9/30/08		Cumulative as of 9/30/08
($ in thousands)
	Transaction Dates	Par Value of Securities	Support Amount	Cash Collateral	Gross Charge (13)	After Tax Charge (14)	Gross Charge (13)	After Tax Charge (14)

Capital Support Agreement (1) (2)	Nov. 2007	$ 200,000	$ 15,000	$ 15,000	$ 4,258	$ 2,506	$ 4,258	$ 2,506

Letter of Credit (3)	Mar. 2008	436,789	150,000	-	18,168	10,695	150,000	77,262

Capital Support Agreements (3)(4)	Mar. 2008	1,492,307	750,000	750,000	160,395	94,420	541,625	324,643

Capital Support Agreements (5)	Jun. 2008	543,788	240,000	240,000	51,125	30,096	197,103	120,194

Capital Support Agreement (6)	Sep. 2008	75,000	20,000	20,000	10,230	6,022	10,230	6,022

Capital Support Agreements (7)	Sep. 2008	n/m	20,000	20,000	13,729	8,084	13,729	8,084

Totals for securities currently held by funds		2,747,884	1,195,000	1,045,000	257,905	151,823	916,945	538,711

Purchased Canadian Conduit Securities (8)	Dec. 2007	90,886	90,886	-	142	83	37,951	16,512

Total Return Swap (1) (2) (9)	Dec. 2007	640,000	640,000	174,030	14,804	8,715	37,932	15,916

Purchased Non-bank Sponsored SIV (10)(11)	Jun. 2008	58,532	58,532	-	2,347	1,384	21,476	8,472

Purchased Non-bank Sponsored SIVs (10)(12)	Sept. 2008	554,308	537,289	-	49,441	29,104	185,495	80,669

Totals for securities purchased from funds		1,343,726	1,326,707	174,030	66,734	39,286	282,854	121,569

Total		$4,091,610	$2,521,707	$1,219,030	$324,639	$191,109	$1,199,799	$660,280
n/m - not meaningful

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(1) Pertains to Citi Institutional Liquidity Fund P.L.C. (USD Fund)
(2) Securities with an aggregate par value of $390 million mature in November 2008 and are expected to pay in full
(3) Pertains to Citi Institutional Liquid Reserves Portfolio, a Series of Master Portfolio Trust
(4) Support amount was increased by $350 million in September 2008
(5) Pertains to Western Asset Money Market Fund, Western Asset Institutional Fund, and Legg Mason Global Funds plc
(6) Pertains to Western Asset Institutional Fund
(7) Pertains to Citi Institutional Liquidity Fund (Euro Fund), Citi Institutional Liquidity Fund (Sterling Fund), Western Asset Institutional Fund

(8) Securities purchased from Legg Mason Western Asset Canadian Money Market Fund
(9) Securities with an aggregate par value of $250 million matured in September 2008; payment of principal of $95 million was received in October 2008
(10) SIV refers to securities issued by structured investment vehicles
(11) Securities purchased from Prime Cash Reserves Portfolio previously supported under the November 2007 letters of credit
(12) Securities purchased from Citi Institutional Liquidity Fund P.L.C (USD Fund) previously supported under the November 2007 and September 2008 letters of credit
(13) Includes mark-to-market losses and net financing costs, if applicable
(14) Includes related adjustments to operating expenses, where applicable, and income tax benefits